UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Builders FirstSource, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12008R107

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA  94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 12008R107

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only ________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	13,971,669
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	13,971,669

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     13,971,669

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     14.8%

14.     Type of Reporting Person (See Instructions)                      OO, IA

CUSIP No. 12008R107

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bradley R. Kent

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only _____________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	13,971,669
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	13,971,669

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     13,971,669

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     14.8%

14.     Type of Reporting Person (See Instructions)                      IN

CUSIP No. 12008R107

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alexander M. Seaver

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only ______________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	13,971,669
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	13,971,669

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     13,971,669

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     14.8%

14.     Type of Reporting Person (See Instructions)                    IN

CUSIP No. 12008R107

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Relative Value Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ______

(b)     XX

3.     SEC Use Only _____________________________________________________________

4.     Source of Funds (See Instructions)      WC

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	9,324,203
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	9,324,203

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     9,324,203

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     9.9%

14.     Type of Reporting Person (See Instructions)                     PN

CUSIP No. 12008R107

Item 1.     Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Builders FirstSource, Inc. (the "Issuer").  The principal executive office of the Issuer is located at 2001 Bryan Street, Suite 1600, Dallas, TX  75201.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Stadium Capital Management, LLC, a Delaware limited liability company ("SCM"),
Alexander M. Seaver ("Seaver")
Bradley R. Kent ("Kent")
Stadium Relative Value Partners, L.P. a California limited partnership ("SRV"),
(collectively, the "Filers").

SRV is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is
19785 Village Office Court, Suite 101, Bend, OR 97702.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SRV is an investment limited partnership, of which SCM is the general partner and the investment adviser. Seaver and Kent are the managers of SCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 4 of the cover sheet for each Filer.

CUSIP No. 12008R107

Item 3.     Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
SCM (1)	Funds under Management	$65,202,381
SRV	Working Capital	$44,309,844
(1)  Includes Stock held by SRV

Item 4.     Purpose of Transaction

The Filers have purchased and hold the Stock for investment purposes only, and do not currently have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the Instructions to Item 4 of Schedule 13D.  The Filers may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Stock or selling some or all of their Stock, engaging in short selling of or any hedging or similar transactions with respect to the Stock.  After filing this Amendment, the Filers are filing a Schedule 13G reflecting their holdings of the Stock.

Item 5.     Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since October 29, 2009:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
SCM	See Note	1/14/10	2,861,024	3.50
SRV	See Note	1/14/10	5,743,505	3.50

Note:  Acquired on exercise of Subscription Rights.

Item 6.     Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the investment adviser and (in some cases) general partner of its clients pursuant to investment management agreements or limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients.  Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.  Pursuant to such investment management agreements, SCM is entitled to fees based on assets under management and realized and unrealized gains.

CUSIP No. 12008R107

Item 7.     Material to Be Filed as Exhibits

Exhibit A -- Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 14, 2010

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM RELATIVE VALUE PARTNERS, L.P. By: Stadium Capital Management, LLC By: Bradley R Kent, Manager

CUSIP No. 12008R107

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated September 24, 2009 (including amendments thereto), with respect to the shares of common stock, par value $0.01 per share, of Builders FirstSource, Inc.  For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the Securities and Exchange Commission and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said shares, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:     September 24, 2009

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM RELATIVE VALUE PARTNERS, L.P. By: Stadium Capital Management, LLC By: Bradley R Kent, Manager